EXHIBIT (a)(8)
[Email from Jim McCluney to Emulex Corporation employees, sent on June 4, 2009]
Dear Emulex Team:
Today we issued a press release commenting on the statements and materials that Broadcom issued yesterday. Our Board of Directors continues to believe that the tender offer and related consent solicitation significantly undervalue Emulex’s long term prospects and are not in the best interest of Emulex stockholders.
While we realize the headlines on this topic can be distracting, it is critical that we all stay focused on our day-to-day responsibilities and meeting our customers’ needs. You continue to do a terrific job, and I sincerely thank all of you for that.
As a reminder, with all the public attention we are receiving it is important to keep Emulex related confidential information from being made public. If you receive inquiries from outside parties they should be routed to the appropriate departments within Emulex. Below is a basic outline for handling these inquiries:
•	Industry Consultants: politely decline the offer and report all details of the request to the Emulex HR department

•	Investors: politely decline to comment and refer them to Mike Rockenbach or Frank Yoshino

•	Media: politely decline to comment and refer them to Katherine Lane
Please remember, only those employees officially designated by Emulex have the authorization to speak on behalf of the company.
Please review our press release below. Thank you for your ongoing commitment to Emulex’s success.
Sincerely,
Jim

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Investor Contacts:	Press Contacts:
Frank Yoshino Vice President, Finance (714) 885-3697	Katherine Lane Manager, Public Relations (714) 885-3828

Dan Burch/Amy Bilbija MacKenzie Partners (212) 929-5500	Andrew Cole/Diane Henry Sard Verbinnen & Co (415) 618-8750
Emulex Comments on Broadcom’s Self-Serving and Misleading Statements
Board Continues to Recommend Against Broadcom’s Inadequate Tender Offer
and Related Consent Solicitation
COSTA MESA, Calif., June 4, 2009 — Emulex Corporation (NYSE: ELX) President and Chief Executive Officer, Jim McCluney, today commented on statements and presentation materials issued yesterday by Broadcom Corporation (Nasdaq: BRCM).
“Broadcom’s nearly 50 pages of documents issued yesterday are littered with misleading statements and mischaracterizations meant to distract Emulex stockholders from the core issues of value and leverage. We urge stockholders to see through Broadcom’s rhetoric and concentrate on what we believe are the facts — Broadcom’s tender offer is inadequate and their related consent solicitation aims to capture leverage over Emulex stockholders by ultimately seeking to replace Emulex’s Board with hand-picked Broadcom nominees who we believe, if elected, will pursue Broadcom’s self serving agenda of acquiring Emulex on-the-cheap to the detriment of Emulex’s stockholders. Giving Broadcom a consent is giving them leverage with no benefit to stockholders. Why call a special meeting to facilitate a grossly inadequate offer?”
“The key issue for stockholders to consider is that Emulex is well positioned for significant and rapid growth through our leadership in the converged networking market. We are securing design wins, in many cases against Broadcom, which is threatening their current and future Ethernet business. We believe Broadcom has now made it clear that they recognize this problem. In our view, Broadcom is simply attempting to mitigate the damage to its business and capture the significant future value that rightly belongs to all Emulex stockholders. In fact, at a

June 3 analyst conference, Broadcom’s CEO Scott McGregor admitted what Emulex has said all along, that Broadcom simply cannot compete effectively in converged networking without making an acquisition. More importantly, Mr. McGregor said that Broadcom recognizes that its ‘best option’ is to buy Emulex, underscoring Emulex’s significant future prospects and value creation opportunities through our current strategy. We note that this acknowledgement is a marked change from the misleading statements Broadcom used initially upon launching their offer to suggest that they could just as easily build their way into converged networking.”
“At the June 3 conference, Mr. McGregor stated that Broadcom’s only alternatives outside an acquisition of an established Fibre Channel market participant are either to do nothing, or organically build a Fibre Channel offering and then try to harden it if an OEM agrees to use it. However, Mr. McGregor admitted that doing nothing could result in significant lost opportunity across ‘five’ to ‘ten years’ and building something would at minimum require ‘dilutive’ spending on R&D over a number of years. Even if the R&D effort was successful in creating an offering, we believe Broadcom would be too late to the market to compete effectively against an established incumbent with strong OEM relationships and a third or fourth generation offering.”
“The materials filed yesterday by Broadcom continue their pattern of making misleading statements. As an example, Broadcom continues to talk about what they believe is an ‘attractive’ implied premium of their offer despite knowing well that (a) Emulex’s stock price at the time of their offer did not reflect the long-term significant value of the Company’s numerous new yet undisclosed to the public design wins and strong positioning in the converged networking market, and (b) given considerable recent recovery in the broader markets and in the valuations of our comparables, Emulex would likely be currently trading at a much higher valuation on fundamentals than when Broadcom first made their offer on April 21. We believe our stockholders clearly recognize that Broadcom’s hostile takeover attempt is opportunistic and unacceptable, as evidenced by the meager less than three percent of outstanding shares tendered into the offer to-date.”
“The Board is focused on delivering value and will continue to take actions it believes are in the best interests of stockholders. We continue to strongly urge our stockholders to NOT TENDER into the grossly inadequate offer and to NOT CONSENT to the bylaw amendments that will decrease Emulex’s leverage. We appreciate our stockholders’ support and look forward to continuing our dialogue with them regarding Broadcom’s statements and what we believe are the true facts.”
To reject Broadcom’s tender offer, Emulex stockholders do NOT need to take any action. Similarly, to reject Broadcom’s consent solicitation, stockholders do NOT need to take any action on Broadcom’s GOLD consent card. Instead, Emulex stockholders should sign and return Emulex’s WHITE consent revocation card when available, which will enable the Company to keep informed of stockholder sentiment. For more information, stockholders can visit www.emulexvalue.com.
About Emulex
Emulex is the leader in converged networking solutions for the data center. Our Connectivity Continuum architecture provides intelligent networking services that transition today’s infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network and storage device within the data center. Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility and strategic advantage. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and has corporate headquarters in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Safe Harbor Statement
The statements set forth above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that may be subject to the “safe harbor” of those Acts. The safe harbor does not apply to forward-looking statements made in connection with a tender offer. These forward-looking statements involve risk and uncertainties. The company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the effect of Broadcom’s unsolicited tender offer to acquire all of Emulex’s outstanding common stock; the related consent solicitation of Broadcom and any related litigation on the company’s business; changes in economic conditions or changes in end user demand for technology solutions; Emulex’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; the effect of rapid migration of customers towards newer, lower cost product platforms; slower than expected growth of the storage networking market or the failure of the company’s Original Equipment Manufacturer (“OEM”) customers to successfully incorporate Emulex products into their systems; delays in product development; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; any inadequacy of the company’s intellectual property protection or the potential for third-

party claims of infringement; the company’s ability to attract and retain skilled personnel; and the company’s reliance on third- party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including its recent filings on Forms 8-K, 10-K and 10-Q. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.
IMPORTANT ADDITIONAL INFORMATION
Emulex has filed a preliminary consent revocation statement with the SEC relating to Broadcom’s solicitation of written consents from Emulex stockholders. Emulex intends to file with the SEC and mail to Emulex stockholders a definitive consent revocation statement. Investors and security holders are urged to read the consent revocation statement and other documents filed by Emulex with the SEC, and any amendments or supplements to those documents, when they are available because they contain or will contain important information. Investors and security holders will be able to obtain free copies of these documents (when available) and other relevant documents filed with the SEC by Emulex through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to MacKenzie Partners, 105 Madison Avenue, New York, NY 10016 or by calling toll-free at 1-800-322-2885 or collect at 212-929-5500. Emulex, its directors and certain of its executive officers are participants in a solicitation of Emulex’s stockholders. Information regarding such participants and their direct or indirect interests, by security holdings or otherwise, is contained in the preliminary consent revocation statement filed by Emulex with the SEC on May 27, 2009.
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